                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4 )*




                        Gaylord Entertainment Company
                   -----------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  367901105
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

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CUSIP NO.  367901105                13G                   PAGE  2  OF 4  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dickinson Trust (Martin C. Dickinson, Elizabeth M. Dickinson
              & Elizabeth D. Smoyer, Co-Trustees)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized in California

                    5    SOLE VOTING POWER

                                            0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                               0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                                   0


                    8    SHARED DISPOSITIVE POWER

                                            0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%


12   TYPE OF REPORTING PERSON*

         OO


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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         This Amendment No. 4 amends the Schedule 13G dated February 12, 1993, as amended by Amendment No. 1 dated February 14, 1994, Amendment No. 2 dated February 13, 1996, and Amendment No. 3 dated February 14, 1997.

         On September 30, 1997, in connection with a merger between the Issuer and Westinghouse Electric Corporation ("Westinghouse"), the Reporting Person exchanged its shares of the Common Stock of the Issuer for shares of Westinghouse stock. Consequently, the Reporting Person no longer owns any shares of the Issuer's Class A Common Stock. In a spinoff effected in conjunction with the merger, the Reporting Person received as a dividend one share of new Gaylord Entertainment Company Common Stock for each three shares held of the Issuer's Class A Common Stock; however, the Reporting Person beneficially owns less than 5% of the Common Stock of new Gaylord Entertainment Company.


ITEM 4.          OWNERSHIP

         (a)     AMOUNT BENEFICIALLY OWNED:                               0

         (b)     PERCENT OF CLASS:                                        0%

         (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:       0

                 (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:     0

                 (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE
                          DISPOSITION OF:                                 0

                 (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                          DISPOSITION OF:                                 0


ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1998                DICKINSON TRUST
                                       Martin C. Dickinson,
                                       Trustee



                                       By:  /s/ FREDERIC T. SPINDEL
                                            -------------------------
                                            Frederic T. Spindel,
                                            Authorized Representative
                                            of the Dickinson Trust





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